UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Item 8.01             Other Events

As previously reported on a Form 6-K of Infinity Cross Border Acquisition Corporation (the “Company”), on July 25, 2012, the Company consummated the closing of its initial public offering (“IPO”) of 5,000,000 Units (“Units”), each Unit consisting of one ordinary share, no par value per share (“Ordinary Share”), and a Warrant (“Warrants”) to purchase one Ordinary Share, pursuant to the registration statement on Form S-1 as amended on Form F-1 (File No. 333-173575) (“Registration Statement”). The Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $40,000,000. The underwriters of the IPO were granted a 45-day option to purchase up to an additional 750,000 Units to cover over-allotments, if any (the “Over-Allotment Units”). On July 26, 2012, the underwriters exercised the option in full and, on July 27, 2012, the underwriters purchased all of the Over-Allotment Units, which were sold at an offering price of $8.00 per Unit, generating gross proceeds of $6,000,000. As a result, the initial shareholders of the Company were not obligated to forfeit any of 187,500 Ordinary Shares held by them that had been subject to forfeiture to the extent the underwriters’ did not exercise the over-allotment option in full.

As previously reported on a Form 6-K of the Company, on July 25, 2012, simultaneously with the closing of the IPO, the Company consummated the private sale of 4,400,000 warrants at a price of $0.50 per warrant, for an aggregate purchase price of $2,200,000. On July 27, 2012, simultaneously with the closing of the sale of the Over-Allotment Units, the Company consummated the private sale of an additional 420,000 warrants at a price of $0.50 per warrant, for an aggregate purchase price of $210,000 (together with the sale of the 4,400,000 private warrants, the “Private Placement”). The private warrants, which were purchased by the sponsors of the Company and EarlyBirdCapital, Inc., the representative of the underwriters of the IPO, are identical to the Warrants included in the Units sold in the IPO except that the private warrants will be exercisable for cash or on a cashless basis, at the option of the holder, and will not be redeemable by the Company so long as they are still held by the initial purchasers or their permitted transferees. Additionally, the period during which the warrants purchased by EarlyBirdCapital, Inc. are exercisable may not be extended beyond July 19, 2017. The purchasers have agreed that the private warrants will not be sold or transferred by them (except to certain permitted transferees) until after the Company has completed an initial business combination.

After giving effect to the IPO, the sale of the Over-Allotment Units and the Private Placement, a total of 7,187,500 Ordinary Shares (including 5,750,000 public shares and 1,437,500 shares held by the Company’s initial shareholders) and 10,570,000 Warrants (including 5,750,000 public warrants and 4,820,000 private warrants) are outstanding. Of the proceeds from the IPO, the sale of the Over-Allotment Units and the Private Placement, a total of $46,000,000 (or $8.00 per public share) was placed in a trust account established for the benefit of the Company’s public shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   July 27, 2012

INFINITY CROSS BORDER Acquisition CorpORATION

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Co-Chief Executive Officer